

December 13, 2013

Via E-mail
Brent Bedford
Chief Executive Officer
Perpetual Industries Inc.
#110, 5-8720 Macleod Trail South
Calgary, Alberta,
Canada

Re: **Perpetual Industries Inc.**
   Amendment No. 2 to Registration Statement on Form S-1
   Filed November 29, 2013
   File No. 333-187134

Dear Mr. Bedford:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Certain Relationships and Related Transactions

Variable Interest Entity, page 62

1.   We note your disclosure in other locations of your prospectus that Beaver Parts is an "arm's length" engineering support firm. Please tell us why you have identified Beaver Parts as a related party for purposes of Regulation S-K Item 404 in this section. If Beaver Parts is a related party for purposes of Item 404, please provide all of the disclosures required by Item 404 and revise your disclosure throughout your prospectus for consistency. If Beavers Parts is a related party only for purposes of your financial statements pursuant to GAAP and not Item 404, please make that clarification throughout your filing.

2.   Please clarify whether you paid Beaver Parts to perform marketing services as you describe in the fifth paragraph on page 50, or whether those expenses were off-set by the amounts Beaver owes to you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at 202-551-3626 or Kevin Vaughn at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford, at 202-551-3637 or Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail): Todd Feinstein, Esq.